12525 CHADRON AVENUE

HAWTHORNE, CA 90250

TEL: (310) 978-0516

FAX: (310) 978-3898

November 11, 2005

Ms. Michele Gohlke

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Reference:	OSI Systems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2005 Filed September 29, 2005 File No 000-23125

Dear Ms. Gohlke:

In response to the request by the staff of the Securities and Exchange Commission dated October 28, 2005, OSI Systems, Inc. submits the following information. For your convenience, we have restated each of your requests.

Form 10-K for the Fiscal Year Ended June 30, 2005

Item 9A. Controls and Procedures, page 57

1. We note your disclosure that “subsequent to June 30, 2005, our management and the Audit Committee of the Board of Directors have initiated remedial measures to address the internal control deficiencies identified in this Item 9A”. Please tell us and revise in future filings, beginning with your next Form 10-Q, to discuss in detail each action that has been taken or will be taken to address each material weakness. Disclose management’s timeline for implementing those actions not yet taken.

Background

Item 9A. of Form 10-K for the Fiscal Year Ended June 30, 2005 states the following:

“The two material weaknesses identified as of June 30, 2005 were as follows:

1)	We identified certain computational errors in our annual income tax provision and related income tax receivable and payable, deferred tax assets and deferred tax liabilities for fiscal year 2005. These errors resulted from a deficiency in the operation of controls requiring the reconciliation of the components of our income tax provision to appropriate supporting documentation. Given the significance of the tax account balances and the absence of sufficient mitigating controls, these deficiencies represent a material weakness in internal control over financial reporting.

Ms. Michele Gohlke

U.S. Securities and Exchange Commission

November 11, 2005

2)	We identified certain transactions recorded as revenue by one of our Canadian subsidiaries in the quarter ended June 30, 2005 did not meet the criteria for revenue recognition in such period. These errors resulted from a deficiency in the operation of controls requiring the supervisory review of year-end revenue transactions to ensure proper cut-off at year end. The errors associated with these transactions totaled approximately $1.4 million.”

Remedial Actions Taken

During the three months ended September 30, 2005, we took the following actions to address the previously identified material weaknesses:

Income Taxes

•	We formalized tax account reconciliation and review procedures and improved documentation standards. These procedures include obtaining and reviewing on a quarterly basis, additional tax account analysis from each operating subsidiary;

•	We added an additional tax accounting staff member. The additional resource participates in the preparation of tax account analysis permitting our Tax Director to be the primary reviewer of most documentation and allows for an overriding level of review by our Chief Financial Officer;

•	We engaged the services of an outside consulting firm to assist in the preparation of our quarterly and annual income tax calculations including assistance at selected international subsidiaries;

•	We have determined that the software we installed for purposes of calculating the fiscal year end tax provision was not reliable. We have and will continue to calculate the tax provision using manual controls until such time that replacement software can be fully evaluated, implemented and tested. We expect to have identified, implemented and tested a software replacement package by March 31, 2006.

Revenue Recognition

•	We refined pre-existing controls including specific examination of customer purchase orders and delivery documents related to shipments near period end and performed management level reviews of revenue cutoff procedures including an inspection of selected delivery documents; and

•	We supplemented training regarding our pre-existing revenue recognition policies and revenue cutoff control procedures at the Canadian subsidiary and selected other international subsidiaries including reinforcing the use of a checklist control document designed to address period end cutoff procedures including revenue recognition cut-off procedures.

Through these actions we have begun our remediation efforts and we believe that these actions have strengthened our internal control over financial reporting. We have not yet completed the testing of the operating effectiveness of these remediation efforts. Such testing may indicate deficiencies and weaknesses that need further

Ms. Michele Gohlke

U.S. Securities and Exchange Commission

November 11, 2005

remediation. Certain controls related to revenue cutoff procedures only operate on a quarterly basis. These controls were tested as effective as of September 30, 2005; however, management will continue to test these controls at the Canadian subsidiary and at additional selected subsidiaries each quarter end. By January 31, 2006, after testing second quarter revenue cutoff controls, we expect to be able to state that the revenue recognition deficiency has been remediated.

Although we expect our remedial efforts with respect to income taxes to be completed March 31, 2006, certain related controls only operate on an annual basis. As such, we will be unable to conclude the material weakness related to income taxes is remediated until subsequent to the fourth quarter of fiscal year 2006.

While progress was made with respect to remediating the material weaknesses detailed above, management will continue to test effectiveness and refine existing controls in an effort to remediate completely the material weaknesses detailed above. Management has discussed these issues and remediation efforts in detail with our Audit Committee.

We will provide disclosure consistent with the information provided above in Item 4, Controls and Procedures, of our Quarterly Report on Form 10-Q for the three months ended September 30, 2005 (“Quarterly Report”), expected to be filed with the Commission on or about November 14, 2005.

Notes to Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies, page F-11

Research and Development Costs, page F-14

2. You state that grants for research and development are recorded as revenue in the period earned and the related costs are classified as cost of goods sold. Please explain to us and disclose in future filings, if significant, the nature and terms of your research and development arrangements. Tell us why you believe your accounting treatment for these grants is appropriate. In future filings, disclose the amount of grants reflected as revenue for each income statement period presented.

Background

Our disclosure related to Research and Development Costs is detailed on page F-14 of Form 10-K for the Fiscal Year Ended June 30, 2005 and states the following:

“Research and development costs are those costs related to the development of a new product, process or service, or significant improvement to an existing product, process or service. Such costs are charged to operations as incurred. Grants for research and development are recorded as revenue in the period earned, and the related costs are classified in costs of goods sold.”

Ms. Michele Gohlke

U.S. Securities and Exchange Commission

November 11, 2005

For the fiscal year ending June 30, 2005, we recorded revenue of $4.5 million associated with research and development arrangements which approximates 1.2 % of the Company’s total revenues. We do not consider these revenues or the associated operating profit to be material for the fiscal year ended June 30, 2005.

During the fiscal year ended June 30, 2005, research and development work funded by grants was primarily associated with the following three contractual arrangements with the U.S. Government:

(i)	Project A - This subcontract is with New Technology Management, Inc. to design and construct a facility as well as upgrade our large cargo PFNA system to inspect trucks and containers entering the United States. The program was sponsored and funded by the Department of Defense, Transportation Security Administration, and Customs and Border Patrol. This contract, which provided for reimbursement of allowable costs incurred with no provision for profit or award fee, was completed during fiscal year 2005. To date, total revenue of $9.5 million has been recognized on this contract. Of this amount, revenue of $1.1 million was recognized during fiscal year 2005.

(ii)	Project B- This contract is with the Transportation Security Administration for the development of our large cargo PFNA system to support air cargo inspection for detection of threats to aircraft arising from the transportation of cargo. This contract provides for reimbursement of allowable costs incurred with no provision for profit or award fee. The maximum reimbursement amount is limited to $8 million. As of June 30, 2005, $1.3 million in revenue has been recognized on this contract since inception, all of which was recognized during fiscal year 2005.

(iii)	Project C- This contract is with the Department of Homeland Security, Advanced Research Project Agency (HSARPA) to provide program management, technical services, systems engineering, algorithm development, research, test and evaluation, design, assembly and fabrication in support of radiological and nuclear threat portal detection systems. This is a cost-plus-fixed-fee type contract. The award fee is limited to a maximum of $2.7 million. As of June 30, 2005, $1.8 million in revenue has been recognized on this contract since inception, all of which was recognized in fiscal year 2005.

Projects A and B require the construction of explosive and narcotics detection systems which incorporate the design of complex electronic equipment built to the Government’s specifications.

Accounting Treatment

We account for research and development contractual arrangements pursuant to the terms of the underlying contract. We determined that the above mentioned contracts were excluded from the scope of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 68, Research and Development Arrangements, as each of the contractual arrangements is with the U. S. Government. Accordingly, we followed the guidance in the AICPA Audit and Accounting Guide, Federal Government Contractors (the “Guide”).

Ms. Michele Gohlke

U.S. Securities and Exchange Commission

November 11, 2005

Specifically, we determined the above mentioned contractual arrangements did not meet all of the conditions in Section 3.53 of the Guide. As such, in accordance with Section 3.55 and 3.12 of the Guide and paragraphs 22, 23 through 25 and 26 through 29 of Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, we applied the percentage of completion method of accounting. We used the cost-incurred to total estimated cost-to-complete methodology as a measure of progress toward completion of the contract.

Additionally, we determined that Project C was a cost-plus-fixed-fee type contract. Accordingly, we applied the provisions of Accounting Research Bulletin No. 43, Chapter 11: Government Contracts. Accordingly, pro-rata recognition of profits under this contract is recorded as related costs are incurred and billable to the government.

Disclosure in Future Filings

In our Quarterly Report on Form 10-Q for the three months ended September 30, 2005, we have revised our disclosure as follows:

Research and Development – Research and development costs are those costs related to the development of a new product, process or service, or significant improvement to an existing product, process or service. Such costs are charged to operations as incurred unless the costs are related to a contractual arrangement with the U. S. Government. Costs incurred pursuant to such contractual arrangements are evaluated in accordance with the criteria established by the American Institute of Certified Public Accountants Audit and Accounting Guide, Federal Government Contractors (the “Guide”). In accordance with the terms of the contractual arrangement and the criteria established by the Guide, reimbursement of costs associated with these contracts is recorded as revenue or as a reduction of research and development expense. Revenues related to research and development arrangements totaled $2.4 million for the three months ended September 30, 2005. We did not record any reimbursement of costs associated with such contracts as an offset against research and development expense.

Finally, your letter requests that we provide the Commission with a statement acknowledging that: (a) our company is responsible for the adequacy and accuracy of the disclosures it makes in the filings it submits to the Commission; (b) the comments we receive from the staff of the Commission or changes to disclosures we make in response to staff comments do not foreclose the Commission from taking any action against us with respect to the filing; and (c) our company cannot assert any staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. A statement responsive to your request is included as Attachment 1 to this letter.

We would be pleased to answer any further questions you or other members of the staff may have. Please feel free to contact me at telephone number 1-310-349-2346.

Sincerely,

/s/ Anuj Wadhawan
Mr. Anuj Wadhawan
Chief Financial Officer OSI Systems, Inc.

ATTACHMENT 1

Statement of Acknowledgement

On behalf of OSI Systems, Inc., (the “Company”), I acknowledge that:

(a)	The Company is responsible for the adequacy and accuracy of the disclosures made by the Company in each of the filings it submits to the U.S. Securities and Exchange Commission (the “Commission”);

(b)	Comments received by the Company from the staff of the Commission or changes the Company makes to any disclosures in response to comments it receives from the staff of the Commission, do not foreclose the Commission from taking any action with respect to a filing made by the Company with the Commission; and

(c)	The Company may not assert comments it has received from the staff of the Commission as a defense in any proceeding initiated by the Commission or any person against the Company under the federal securities laws of the United States.

OSI SYSTEMS, INC.

By:
Name:	Anuj Wadhawan
Title:	Chief Financial Officer
Date:	November 11, 2005